

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

Via E-mail
Sergei Rogov
President
Solarflex Corp.
12 Abba Hillel Silver Street, 11<sup>th</sup> Floor
Ramat Gan, 52506, Israel

> **Re:** **Solarflex Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 3, 2012**
> **File No. 333-168068**

Dear Mr. Rogov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Company, page 5

1.    We note your response to prior comment 1 that you believe the inclusion of projected efficiency improvement and cost savings of a potential product is appropriate in your prospectus because the projections are based on assumptions of management who has "extensive and unique experience in the technology and software development industry." However, given your disclosure on page 11 that management has no experience in operating a company that sells solar photovoltaic elements and on page 13 that you did not conduct due diligence regarding what is involved in designing and patenting the technology that underlies the patent application, it remains unclear why you believe the inclusion of these projections is appropriate. Please advise or revise accordingly.

Executive Compensation, page 28

2.      Please update this section to provide disclosure pursuant to Regulation S-K Item 402 for the most recently completed fiscal year ended December 31, 2011.

Financial Statements, page F-1

3.      In light of the fact that you are presenting interim financial information as of and for the three and nine months ended September 30, 2011 and for the period from inception to September 30, 2011, please explain to us why you continue to include your financial statements as of March 31, 2011.  Alternatively, amend the filing to remove the March 31, 2011 financial statements.  In this regard however, please note that the filing must continue to include the audited financial statements as of and for the period ended December 31, 2010, including the audit report thereon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Steven Kronengold